SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934* (Amendment No. 8)
Five Oaks Investment Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
33830W106
 (CUSIP Number)
Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
200 Liberty Street, 22nd Floor
New York, New York 10281
(212) 915-6140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

June 21, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 33830W106	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS XL Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,794,537
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,794,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,794,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.10%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS XL Group Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,794,537
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,794,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,794,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.10%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 4 of 7 pages

1	NAMES OF REPORTING PERSONS XL Bermuda Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,804,767
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,804,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.14%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 5 of 7 pages

1	NAMES OF REPORTING PERSONS XL Group Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,804,767
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,804,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.14%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 8”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, on June 24, 2014 by Amendment No. 4 to the Schedule 13D, on July 23, 2014 by Amendment No. 5 to the Schedule 13D, on December 29, 2016 by Amendment No. 6 to the Schedule 13D and on June 16, 2017 by Amendment No. 7 to the Schedule 13D (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”).  This Amendment No. 8 relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).
This Amendment No. 8 is being filed to update the beneficial ownership information in the Schedule 13D solely as a result of a change in ownership percentage resulting from the sale (the “Sale”) by the Company of 4,600,000 shares of Common Stock on June 21, 2017.  None of the Reporting Persons purchased any of the shares of Common Stock in the Sale.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 5.          Interest in Securities of the Issuer.
Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:
(a)          As of June 22, 2017 each of XL Investments and XLGI Ltd may be deemed to beneficially own 7,794,537 shares of Common Stock, representing 30.10% of the outstanding shares of Common Stock, and each of XL Bermuda and XLGI LLC may be deemed to beneficially own 7,804,767 shares of Common Stock, representing 30.14% of the outstanding shares of Common Stock.  All percentages of the outstanding Common Stock are based on (i) the 17,539,258 shares of Common Stock reported by the Company as outstanding as of June 2, 2017 in its prospectus supplement dated June 16, 2017 plus (ii) the 4,600,000 shares of Common Stock reported by the Company in its Current Report on Form 8-K, dated June 21, 2017 as issued in the Sale plus (iii) the 3,753,492 shares of Common Stock issuable upon exercise of the Warrants.
The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2017	XL INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: June 22, 2017	XL GROUP INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: June 22, 2017	XL BERMUDA LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: June 22, 2017	XL GROUP INVESTMENTS LLC By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person